Koor Industries Ltd.

                                                         Office Of Legal Counsel
                                                         21 Ha'arba'ah st.
                                                         Tel-Aviv 64739
                                                         Israel
                                                         Tel.:972-3-6238420
                                                         Fax:972-3-6238425

                                                         17 December 2001

The Securities  Authority    The Tel Aviv Stock Exchange     The Registrar of Companies
22 Kanfei Nesharim St.       54 Ahad Ha'am St.               97 Yafo St.
Jerusalem 95464              Tel Aviv 65202                  Jerusalem 91007
---------------              --------------                  ---------------

Fax: 02-6513940              Fax: 03-5105379



Dear Sirs,

Re:   Immediate Report (NO. 22/2001)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

     1. The General Meetings of security holders of the Company, the last one took place on Thursday, 13 December 2001, have decided to authorize the change of the Company's reporting method under the U.S. law, in accordance with the choice granted under Chapter E3 of the Israeli's Securities law - 1968, as long as the shares of the Company are registered for trade in the U.S.

     2. The General Meeting of the Shareholders of the Company took place on 2 December 2001, and the General Meeting of Debenture Holders (Series F) of the Company took place on 13 December 2001.

     3. Attached hereto is the last yearly report - Form 20F - of the Company, regarding the year 2000, that was submitted to the Authorities in the U.S., (Interim Reports of the Company that were submitted to the U.S. Authorities are similar to the interim reports that were submitted at that time to the Authorities in Israel.




                                           Yours Sincerely,


                                           Shlomo Heller, Adv.
                                           Legal Counsel